UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

ENOVA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29357K103

(CUSIP Number)

Eleftheria Kollosi

Archiepiskopou Makariou III, 73,

Methonis Tower, 7th Floor, Flat/office 703,

P.C. 1070, Nicosia, Cyprus

with a copy to

Alex Kravchenko

Vlad Dulgerov

8 Presnenskaya Naberezhnaya, Building 1, office. 12B,

Moscow 123317, Russia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Nakula Management Limited 00-0000000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,850,711 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,850,711 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,850,711 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% of Common Stock*
14.	Type of Reporting Person OO

*	The Reporting Person is the direct beneficial owner of approximately 5.5% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,214,594 shares of Common Stock outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Eleftheria Kollosi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,850,711 shares of Common Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,850,711 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,850,711 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% of Common Stock*
14.	Type of Reporting Person IN

*	The Reporting Person is the direct beneficial owner of approximately 5.5% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,214,594 shares of Common Stock outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Mr. Oleg V. Boyko
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia, Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,850,711 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,850,711 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,850,711 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% of Common Stock*
14.	Type of Reporting Person IN

*	The Reporting Person is the direct beneficial owner of approximately 5.5% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,214,594 shares of Common Stock outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2015, as amended by Amendment No. 1 filed with the SEC on September 28, 2015, Amendment No. 2 filed with the SEC on October 16, 2015, Amendment No. 3 filed with the SEC on November 9, 2015, Amendment No. 4 filed with the SEC on November 15, 2016 and Amendment No. 5 filed with the SEC on December 22, 2016 (the “Schedule 13D”) is being filed on behalf of Nakula Management Limited, a Cyprus limited liability company (“Nakula”), Eleftheria Kollosi, the sole director of Nakula (“Ms. Kollosi”), and Mr. Oleg V. Boyko, the ultimate beneficial owner of Nakula (“Mr. Boyko” and, collectively with Nakula and Ms. Kollosi, the “Reporting Persons”), relating to Common Stock ($.00001 par value) (the “Common Stock”) of Enova International, Inc. (“Enova”).

This Amendment relates to Common Stock of Enova sold by Nakula (the “Nakula Account”). Nakula may direct the vote and disposition of the 1,850,711 shares of Common Stock that it holds directly. Each of Ms. Kollosi, as the director of Nakula, and Mr. Boyko, as the ultimate beneficial owner of Nakula, may direct the vote and disposition of the 1,850,711 shares of Common Stock held by the Nakula Account.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D are hereby amended and restated to read as follows:

(a) As of the morning of January 13, 2017, Nakula is the direct beneficial owner of 1,850,711 shares of Common Stock, representing approximately 5.57% of Enova’s outstanding Common Stock. Each of Nakula, Ms. Kollosi, as the director of Nakula, and Mr. Boyko, as the ultimate beneficial owner of Nakula, may be deemed the beneficial owner of the 1,850,711 shares of Common Stock, representing approximately 5.57% of Enova’s outstanding Common Stock, held by the Nakula Account.

Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Enova (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

* The calculated percentages are based on 33,214,594 shares of Common Stock outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 2, 2016.

Mr. Boyko holds the shares of Nakula through Feldmans Services Limited, which serves as his nominee.

(b) Each of Nakula and Mr. Boyko may be deemed to have sole power to direct the voting and disposition of 1,850,711 shares of Common Stock held directly. Ms. Kollosi has the sole ability to vote the 1,850,711 shares of Common Stock held by the Nakula Account.

Item 5(c) is supplemented as follows:

(c) The following sales of a total of 394,764 shares of Common Stock were made by Nakula since the last amendment in the open market with and through broker dealers, inclusive of any transaction effective through 9:30 A.M. New York City time on January 13, 2017. All prices reported include net reductions for commissions.

Date	Quantity	Price, USD
December 27, 2016	54,400	$12.87
December 28, 2016	18,924	$12.88
January 4, 2017	50,000	$13.38
January 6, 2017	50,000	$13.75
January 9, 2017	100,000	$13.63
January 11, 2017	55,013	$13.73
January 12, 2017	66,427	$13.92

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Schedule 13D is true, complete and correct.

Date: January 13, 2017

NAKULA MANAGEMENT LIMITED

By:

/s/ Eleftheria Kollosi
Name: Eleftheria Kollosi
Title: Director
Date: January 13, 2017

ELEFTHERIA KOLLOSI

/s/ Eleftheria Kollosi

Date: January 13, 2017

OLEG V. BOYKO

/s/ Oleg V. Boyko